NEURALSTEM, INC.
9700 GREAT SENECA HIGHWAY, SUITE 240
ROCKVILLE, MD 20850
(301) 366-4841

December 20, 2007

VIA EDGAR

ATTN: Filing Desk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Neuralstem, Inc. Post Effective Amendment No. 1 to Registration Statements on Form SB-2 (Registration No. 333-132923 and 333-142451)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Neuralstem, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Post-Effective Amendment No. 1 to the above referenced Registration Statements and all exhibits thereto (the “Post-Effective Amendment No. 1”). The Post Effective Amendment No.1 was inadvertently filed under Rule 462(c). We have corrected the error and will be refilling. No shares of have been sold under Post-Effective Amendment No. 1.

Please address any questions you may have to Raul Silvestre, Raul Silvestre & Associates, APLC, 31200 Via Colinas, Suite 200, Westlake Village, CA 91362, telephone number (818)597-7552, facsimile number (818)597-7551.

Thank you for your assistance with this matter.

Neuralstem, Inc.

By: /s/ I. Richard Garr
I. Richard Garr
Chief Executive Officer